                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            COLORADO MEDTECH, INC.
                            ----------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                          --------------------------
                         Title of Class of Securities

                                 19652U 10  4
                                 ------------
                                (CUSIP Number)

 Jill L. Force, Senior Vice President and General Counsel, Vencor, Inc., 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202 (502) 596-7300
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                April 30, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19652U  10  4             SCHEDULE 13D              Page 2 of 15 Pages

1.  NAMES OF REPORTING PERSONS                Vencor, Inc.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    61-1323993

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See   Instructions)

    Not applicable
    (a)
        -----

    (b)   X
        -----

3.  SEC USE ONLY


4.  SOURCE OF FUNDS
    OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    Not applicable.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY           (7)  SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               3,560,000*
WITH
                                        (8)  SHARED VOTING POWER
*Includes 60,000 shares which may be         -0-
acquired pursuant to warrants
exercisable at April 30, 1998 or        (9)  SOLE DISPOSITIVE POWER
within 60 days thereafter.                   3,560,000*

                                        (10) SHARED DISPOSITIVE POWER
                                             -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         3,560,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.3%

14. TYPE OF REPORTING PERSON (See instructions)

    CO

CUSIP No. 19652U  10  4               SCHEDULE 13D            Page 3 of 15 Pages

1.  NAMES OF REPORTING PERSONS                Vencor Operating, Inc.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    52-2085484

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See   Instructions)

    Not applicable
    (a)
        -----

    (b)   X
        -----

3.  SEC USE ONLY


4.  SOURCE OF FUNDS
    OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    Not applicable.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY                   (7)  SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                       3,560,000*
WITH
                                                (8)  SHARED VOTING POWER
                                                     -0-

                                                (9)  SOLE DISPOSITIVE POWER
*Includes 60,000 shares which may be                 3,560,000*
acquired pursuant to warrants exercisable at April 30, 1998 or within 60 days thereafter.
                                                (10) SHARED DISPOSITIVE POWER
                                                     -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         3,560,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.3%

14. TYPE OF REPORTING PERSON (See instructions)
    CO

CUSIP No. 19652U  10  4                                       Page 4 of 15 Pages
                                  SCHEDULE 13D
                                OF VENCOR, INC.

ITEM 1.   SECURITY AND ISSUER.
          --------------------

        This Schedule 13D relates to shares of common stock, no par value per share (the "Common Stock"), of Colorado MEDtech, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 6175 Longbow Drive, Boulder, Colorado 80301.

ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

        (a) This Schedule 13D is being filed by Vencor, Inc., a Delaware corporation ("Vencor") and Vencor Operating, Inc., a Delaware corporation ("Vencor Operating") (collectively, the "Reporting Persons"). Vencor Operating is a wholly owned subsidiary of Vencor.

        (b) The address of the principal business and the principal office of each of Vencor and Vencor Operating is 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202. The principal business of Vencor and Vencor Operating is the operation of long-term hospitals, nursing centers and other healthcare related services.

        (c) The name, business address, principal occupation or employment of each director and executive officer of Vencor is set forth in the table below.

                                  OFFICE AND
     NAME                    PRINCIPAL OCCUPATION           BUSINESS ADDRESS
     ----                    --------------------           ----------------

W. Bruce Lunsford         Chairman of the Board,         3300 Aegon Center
                          President and Chief            400 West Market Street
                          Executive Officer of Vencor    Louisville, KY  40202

W. Earl Reed, III         Director, Chief Financial      3300 Aegon Center
                          Officer, and Executive Vice    400 West Market Street
                          President of Vencor            Louisville, KY  40202

CUSIP No. 19652U  10  4                                       Page 5 of 15 Pages

Michael R. Barr           Director, Chief Operating      3300 Aegon Center
                          Officer, and Executive Vice    400 West Market Street
                          President of Vencor            Louisville, KY  40202

Jill L. Force             Senior Vice President and      3300 Aegon Center
                          General Counsel of Vencor      400 West Market Street
                                                         Louisville, KY  40202

James H. Gillenwater,     Senior Vice President,         3300 Aegon Center
 Jr.                      Planning and Development       400 West Market Street
                          of Vencor                      Louisville, KY  40202

Richard A. Lechleiter     Vice President of Finance      3300 Aegon Center
                          and Corporate Controller       400 West Market Street
                          of Vencor                      Louisville, KY  40202

Ulysses L. Bridgeman,     President of Bridgeman         12910 Shelbyville Road
 Jr.                      Foods, Inc., a franchisee      Suite 104
                          of Wendy's Old Fashioned       Louisville, KY  40243
                          Hamburger Restaurants;
                          Director of Vencor

Elaine L. Chao            Distinguished Fellow of        214 Massachusetts Ave., NE
                          The Heritage Foundation;       Washington, DC 20002-4999
                          Director of Vencor

Donna R. Ecton            Chief Operating Officer of     10000 North 31st Avenue
                          PETsMART, Inc., a pet          Suite C100
                          supplies retailer; Director    Phoenix, AZ  85051
                          of Vencor


CUSIP No. 19652U  10  4                                       Page 6 of 15 Pages


William H. Lomicka        President of Mayfair           2510 Aegon Center
                          Capital, Inc., a private       400 West Market Street
                          investment firm; Director      Louisville, KY  40202
                          of Vencor

R. Gene Smith             Chairman of the Board of       3600 National City Tower
                          Taco Tico, Inc., an operator   101 South Fifth Street
                          of Mexican fast-food           Louisville, KY  40202
                          restaurants; Managing
                          General Partner of Direct
                          Programming Services, a
                          marketer of direct broadcast
                          satellite television services
                          since 1993; Director and Vice
                          Chairman of Vencor


        The name, business address, principal occupation or employment of each director and executive officer of Vencor Operating is set forth in the table below.

                                  OFFICE AND
     NAME                    PRINCIPAL OCCUPATION           BUSINESS ADDRESS
     ----                    --------------------           ----------------
Michael R. Barr           Director, Chief Operating      3300 Aegon Center
                          Officer, and Executive Vice    400 West Market Street
                          President of Vencor Operating. Louisville, KY  40202
                          Mr. Barr's principal
                          occupation is Chief Operating
                          Officer and Executive Vice
                          President of Vencor

Jill L. Force             Senior Vice President and      3300 Aegon Center
                          General Counsel of Vencor      400 West Market Street
                          Operating. Ms. Force's         Louisville, KY  40202
                          principal occupation is
                          Senior Vice President and
                          General Counsel of Vencor

CUSIP No. 19652U  10  4                                       Page 7 of 15 Pages

James H. Gillenwater,     Senior Vice President of       3300 Aegon Center
 Jr.                      Planning and Development       400 West Market Street
                          of Vencor Operating. Mr.       Louisville, KY  40202
                          Gillenwater's principal
                          occupation is Senior Vice
                          President, Planning and
                          Development of Vencor

Richard A. Lechleiter     Vice President of Finance and  3300 Aegon Center
                          Corporate Controller of Vencor 400 West Market Street
                          Operating. Mr. Lechleiter's    Louisville, KY  40202
                          principal occupation is Vice
                          President of Finance and
                          Corporate Controller of Vencor

W. Bruce Lunsford         Chairman of the Board,         3300 Aegon Center
                          President and Chief Executive  400 West Market Street
                          Officer of Vencor Operating.   Louisville, KY  40202
                          Mr. Lunsford's principal
                          occupation is Chairman of the
                          Board, President and Chief
                          Executive Officer of Vencor

W. Earl Reed, III         Director, Chief Financial      3300 Aegon Center
                          Officer and Executive Vice     400 West Market Street
                          President of Vencor Operating. Louisville, KY  40202
                          Mr. Reed's principal
                          occupation is Director, Chief
                          Financial Officer and
                          Executive Vice President of
                          Vencor

        (d) Each of the above listed directors and executive officers of Vencor and Vencor Operating is a United States citizen.

CUSIP No. 19652U  10  4                                       Page 8 of 15 Pages

        (e) Neither Vencor, Vencor Operating nor any of their respective directors or executive officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor are any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 19652U  10  4                                       Page 9 of 15 Pages

ITEM 3.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
          ---------------------------------------------------

        On April 30, 1998, Ventas, Inc. (formerly Vencor, Inc.) completed a corporate reorganization in which it transferred all of the securities of the Issuer held by it to Vencor. Immediately thereafter, Vencor transferred all of the securities of the Issuer to Vencor Operating, its wholly owned subsidiary. At the time of the initial transfer, Vencor was a wholly owned subsidiary of Ventas, Inc. Following this transfer, Ventas, Inc. distributed all of the stock of Vencor to the common stockholders of Ventas, Inc.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

        The Reporting Persons' acquisition of the Common Stock (as described in
Item 3 above), is for investment purposes only. Except with respect to the representation of Vencor on the Issuer's Board of Directors (as described in Item 6), or the possible exercise by Vencor or Vencor Operating of the Director Warrants (as discussed in Item 5), the Reporting Persons have no current plans or proposals which relate to or would result in (a) the acquisition or disposition by any person of any securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system on a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated. The Reporting Persons reserve the right to reevaluate their investment in the Issuer from time to time as they may deem appropriate.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

        Vencor Operating is the beneficial owner of 3,500,000 shares of Common Stock (the "Shares"). In addition, Vencor Operating owns 60,000 shares of Common Stock which may be issued to Vencor Operating pursuant to the "Director Warrants" described below. The resulting 3,560,000 shares of Common Stock beneficially owned by Vencor Operating represents approximately 33.3% of the Issuer's outstanding Common Stock. Vencor Operating has the sole power to vote or direct the

CUSIP No. 19652U  10  4                                      Page 10 of 15 Pages

vote of, and the sole power to dispose or direct the disposition of, the Shares and the 60,000 shares subject to the Director Warrants. Vencor, as the sole stockholder of Vencor Operating, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to beneficially own the Shares and the Director Warrants. As a result, Vencor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares and the 60,000 shares subject to the Director Warrants.

CUSIP No. 19652U 10 4                                        Page 11 of 15 Pages

        Michael R. Barr, Director and Chief Operating Officer of the Reporting Persons, serves as a director of the Issuer. In his capacity as a non-employee director of the Issuer, the Issuer granted Mr. Barr two warrants to acquire an aggregate of 30,000 shares of the Issuer's Common Stock in June 1993 and two warrants to acquire an aggregate of 30,000 shares of Common Stock in June 1995 (collectively, the "Director Warrants"). The Director Warrants are presently exercisable or are exercisable within the next 60 days. In addition, Mr. Barr was granted on January 23, 1998 an additional warrant to acquire 15,000 shares of Common Stock. This warrant is not currently exercisable. Because Mr. Barr serves as Vencor's and Vencor Operating's representative on the Issuer's Board of Directors, any economic benefit derived by Mr. Barr from the ownership of the Director Warrants or the warrant will belong to Vencor and Vencor Operating.

        The Reporting Persons have not effected any other transactions in the Issuer's Common Stock within the past 60 days.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

        Vencor and the Issuer are parties to a Standstill Agreement dated June 30, 1994. Subject to certain exceptions, the Standstill Agreement provides that Vencor will not increase its ownership of Issuer's Common Stock to more than 40% of the outstanding class without the consent of the Issuer. Vencor presently has one representative on the Issuer's Board of Directors. Pursuant to the Standstill Agreement, the Issuer is required to propose the election of an additional representative of Vencor to its Board of Directors. In addition, for so long as Vencor owns 1,500,000 shares of the Issuer's Common Stock, the Issuer is required to propose the election of two Vencor representatives to its Board of Directors, and use its best efforts to cause the election of such representatives, at each regularly scheduled election of directors. Vencor has waived its right to a second board seat for the 1995, 1996 and 1997 fiscal years. Vencor has not waived its rights with respect to future years. Pursuant to the Product Development Agreement, the Issuer has agreed to expend $800,000 to develop products that Vencor deems desirable.

CUSIP No. 19652U  10  4         SCHEDULE 13D                 Page 12 of 15 Pages

Except with respect to the Standstill Agreement, Director Warrants, and the Product Development Agreement, there are no contracts, arrangements, understandings or relationships between Vencor and any other person with respect to any securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

Exhibit No.           Description                      Page No.
-----------           -----------                      --------

Exhibit 1             Joint Filing Agreement           15

CUSIP No. 19652U  10  4           SCHEDULE 13D               Page 13 of 15 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 1998
                                       VENCOR, INC.


                                       By: /s/ W. BRUCE LUNSFORD
                                       -----------------------------------------
                                       W. Bruce Lunsford, Chairman of the Board,
                                          President and Chief Executive Officer



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 1998
                                       VENCOR OPERATING, INC.


                                       By: /s/ W. BRUCE LUNSFORD
                                       -----------------------------------------
                                       W. Bruce Lunsford, Chairman of the Board,
                                          President and Chief Executive Officer

CUSIP No. 19652U  10  4          SCHEDULE 13D                Page 14 of 15 Pages

                                 EXHIBIT INDEX

Exhibit No.                   Description                               Page No.
-----------                   -----------                               --------

Exhibit 1                     Joint Filing Agreement                       15

CUSIP No. 19652U 10 4            SCHEDULE 13D                Page 15 of 15 Pages


                            JOINT FILING AGREEMENT
                            ----------------------


        In accordance with Rule 13d-1(f), under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including the amendments thereto) with respect to the common stock, no par value per share of Colorado MEDtech, Inc., a Colorado corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto execute this Joint Filing Agreement as of the 6th day of May, 1998.


                                       VENCOR, INC.


                                       /s/ W. BRUCE LUNSFORD
                                       -----------------------------------------
                                       W. Bruce Lunsford, Chairman of the Board,
                                          President and Chief Executive Officer



                                       VENCOR OPERATING, INC.


                                       /s/ W. BRUCE LUNSFORD
                                       -----------------------------------------
                                       W. Bruce Lunsford, Chairman of the Board,
                                          President and Chief Executive Officer